UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    Under the Securities Exchange Act of 1934


                              Issuer-Reliant Energy, Inc.

                            Securities Class-common stock

                                         CUSIP Number-75952B105

                             Event  Requiring Filing -December 2007

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 75952B105

                              Reporter- Horizon Asset Management, Inc.
                              Tax ID#13-3776334

                               Place of Organization-New York

                                Number of Shares-sole voting power-39,321,274 Sole dispositive power-39,321,274
                                Amount beneficially owned-39,321,274


                                Percent of Class represented by above-19.6%

                                 Type of Reporting Person-IA

Name of Issuer-Reliant Energy, Inc.
Address of Issuer-1000 Main Street, Houston, Texas 77002

Name of Person Filing-Horizon Asset Management, Inc.
Address -470 Park Avenue South, 4th floor south, New York, New York 10016 Citizenship-New York
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-39,321,274
Percent of class-19.6%
sole voting power-39,321,274
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-39,321,274
shared power to dispose/direct the disposition-0

Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-February 20, 2008
Signature-Andrew M. Fishman
Title-Chief Compliance Officer